May 25, 2010

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 30, 2010
File No. 0-14678

Dear Mr. Reynolds:

We have received your further comment letter dated May 11, 2010 in regard to our Form 10-K for the fiscal year ended January 30, 2010 filed March 30, 2010 and our response filed April 28, 2010 to your initial comment letter dated April 15, 2010. To facilitate your review, we repeat the captions and numbered paragraphs from your latest comment letter, and are providing the following responses to the comment:

Exhibits

1.	We note your response to comment two from our letter dated April 15, 2010. Please provide a more detailed analysis as to why you believe the agreement is in the ordinary course of business.

We wish to inform the Staff that, notwithstanding our view that our revolving credit facility is not a contract that must be filed pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”), we have determined to voluntarily file the agreement as an exhibit to our next Quarterly Report on Form 10-Q.

In response to the Staff’s comment, we continue to believe that our revolving credit facility is a contract made in the ordinary course of our business, and also that it is not material to our operations.

May 25, 2010

Ross Stores, Inc. acknowledges that:
  the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (925) 965-4570 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ M. LeHocky
Mark LeHocky
Senior Vice President, General Counsel & Corporate Secretary
Ross Stores, Inc

cc: Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)